ANNOUNCEMENT

We refer to Bapepam Regulation No. IX.H.1 as attached to the Bapepam Chairman’s Decree No Kep-05/PM/2002, dated 3 April 2002,  regarding the take over of a public company.

Herewith we wish to announce that we, Qatar Telecom (Qtel) QSC (“Qtel”), a company incorporated under the law of Qatar with registered office  in Doha, Qatar, signed a “Share Purchase Agreement” (“SPA”) on 6 June 2008 with STT Communications Ltd,  a subsidiary of Singapore Technologies Telemedia Pte Ltd (“ST Telemedia”), a company incorporated under the law of Singapore, in connection with the planned aqcuisition by Qtel of 100% shares in Indonesian Communications Limited (“ICLM”), a company incorporated under the law of Mauritius,   and 100% shares in Indonesia Communications Pte. Ltd. (“ICLS”), a company incorporated under the law of Singapore.   All or 100% shares at ICLM and ICLS are owned by Asia Mobile Holding Pte Ltd (“AMH”), a joint venture company which shares 75% is owned by Asia Mobile Holdings Company Ptd. Ltd,  a subsidiary of ST Telemedia, and 25 % is owned by Qtel Investment Holdings BSC, a subsidiary of Qtel. Both ICLM and ICLS together own 2,217,590,000 shares or approximately 40.81 % of the total shares at PT Indosat Tbk.

Based on the SPA, Qtel has agreed to pay S $2,4 billion in cash to acquire the whole shares of AMH in ICLM and ICLS and shareholders’ loans which implementation is expected to be completed on 26 June 2008.

The implementation of SPA will also take into consideration the fulfillment of requirements under the existing laws and regulations,  including the obligation to conduct a tender offer as stipulated under Bapepam Regulation No. IX.H.1 jo. Bapepam Regulation No. IX.F.1 as attached to the Bapepam Chairman’s Decree No. Kep 04/PM/2002 dated 3 April 2002 on Tender Offer.

Qtel is a telecommunications service provider, with majority of  its shares are owned directly or indirectly by the state of Qatar, that provides both fixed and mobile telecommunication services in the state of Qatar.  The Qtel Group has expanded its presence from 2 to 16 countries in North Africa, Middle East and Asia Pacific.

The objective of the share purchase of ICLM and ICLS as mentioned above, if completed, is a strategic investment and realization of Qtel’s strategy to develop the telecommunication sector in Indonesia and Asia in line with Qtel’s strategic vision to become one of the global-top 20 telecommunications service provider by the year 2020.

This announcement is made in compliance with the requirement as stipulated under Regulation IX.H.1 point 4 juncto point 8.

               Doha, 8 Juni 2008

QATAR TELECOM (QTEL) QSC